Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Nine Months Ended September 30, 2021

HAMILTON, Bermuda, Nov. 10, 2021 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three and nine months ended September 30, 2021.

Highlights and Recent Activity

  Reported a net loss of $12.8 million for the three months ended September 30, 2021, or $0.37 loss per basic and diluted share. This compares to net loss of $6.6 million, or $0.20 loss per basic and diluted share, for the three months ended September 30, 2020. Reported EBITDA (see Non-GAAP Measures section) of $1.3 million for the three months ended September 30, 2021 as compared to $7.2 million for the three months ended September 30, 2020.
  Reported a net loss of $29.5 million for the nine months ended September 30, 2021 or $0.88 loss per basic and diluted share, which includes deferred finance fees written off and unrealized gains on derivatives; losses adjusted for these items (see Adjusted (loss) / earnings in the Non-GAAP Measures section) are $29.0 million, or $0.86 Adjusted loss per basic and diluted share. This compares to net income of $13.5 million, or $0.41 basic and $0.40 diluted earnings per share for the nine months ended September 30, 2020. Adjusted earnings were $13.6 million, or $0.41 Adjusted earnings per basic and diluted share for the nine months ended September 30, 2020. Reported EBITDA (see Non-GAAP Measures section) of $11.2 million for the nine months ended September 30, 2021, as compared to $56.1 million for the nine months ended September 30, 2020
  MR tankers earned an average TCE rate of $10,904 per day for the three months ended September 30, 2021 and $11,237 per day for the nine months ended September 30, 2021. Chemical tankers earned an average TCE rate of $8,400 per day (comprising average rates of $10,387 per day on chemical cargos and $6,652 per day on Clean Petroleum Product ("CPP") cargos) for the three months ended September 30, 2021 and $10,882 per day for the nine months ended September 30, 2021.
  In September 2021, Ardmore extended its sustainability-linked finance facility with ABN AMRO for a further year until June 2023; the facility contains a pricing adjustment feature linked to Ardmore's performance on carbon emission reduction and other environmental and social initiatives. The facility's performance targets for carbon emission reduction align with the International Maritime Organization's targets for GHG emissions reduction.
  In July 2021, Ardmore extended an agreement to time charter-in a 2010 Japanese-built MR product tanker for one year at a net rate of $11,500 per day, plus a one-year extension option.
  In October, e1 Marine completed its first sale of a hydrogen generator to a leading US based global marine engine manufacturer for a pilot project. The sale is on profitable terms and expected to lead to a commercial licensing agreement for e1 Marine. In addition, Element 1 Corp. is entering into a joint research agreement with Aramco Americas to apply a carbon capture system to Element 1's hydrogen generator.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"While our earnings through the first nine months of 2021 reflect the very tough prevailing market conditions during the period, our strong balance sheet and low-cost structure have enabled us to hold our own and we believe that we have now reached a turning point, with the product and chemical tanker markets showing signs of real recovery.

Having experienced an unprecedentedly sharp drop in tanker demand earlier in the pandemic, a full oil demand recovery is now well underway, and an extensive global oil inventory destocking seems to be reaching its logical end-point. As a consequence, we believe that we are now very close to an inflection point for product and chemical tanker demand, beyond which rates should rebound strongly.

At the moment, we are seeing improved spot performance, as well as higher period and FFA (futures) rates being taken by charterers looking to secure cover in what is expected to be a much stronger market. Our spot MR voyages booked over the last two weeks have averaged $15,300 / day and our chemical tankers $17,400 / day, while Eco-Design MR one-year TC rates have improved to $15,500 / day, and the FFA Atlantic triangulation TCE rates for December through March now stand at $16,200 / day.

On this basis, we expect a much improved second half of the fourth quarter and a good run through the winter, where many additional factors may be in play that provide a further boost to tonne-mile demand, such as low Atlantic Basin refined product inventories, an end to oil inventory de-stocking, "energy crisis" spill over in the form of gas-to-oil switching for power generation, and typical winter weather disruptions and supply dislocations. Longer term, we are very positive given the fundamentals of demand growth and the visibility that we have on highly constrained product and chemical tanker supply growth.

In the meantime, Ardmore remains well positioned in terms of both market upside and financial strength, is maintaining its low-cost structure and strong relative chartering performance and is making good progress in our energy transition plan including multiple positive developments with e1 Marine alongside world-class commercial partners."

Summary of Recent and Third Quarter 2021 Events

Fleet

Fleet Operations and Employment

As at September 30, 2021, the Company had 27 vessels in operation, including 21 MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the third quarter of 2021, the Company had 21 MR tankers trading in the spot market or on time charters. The MR tankers earned an average TCE rate of $10,904 per day in the third quarter of 2021. In the third quarter of 2021, the Company's 15 Eco-Design MR tankers earned an average TCE rate of $11,051 and the Company's six Eco-Mod MR tankers earned an average TCE rate of $10,422 per day.

In the fourth quarter of 2021, the Company expects to have 30% of its revenue days for its MR Eco-Design tankers on time charter. The remaining 70% of days for its MR Eco-Design and all of its MR Eco-Mod tankers are expected to be employed in the spot market. As of November 10, 2021, the Company had fixed approximately 50% of its total MR revenue days for the fourth quarter of 2021 at an average TCE rate of approximately $10,450 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the third quarter of 2021, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the third quarter of 2021, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $8,400 per day (comprising average rates of $10,387 per day on chemical cargos and $6,652 per day on Clean Petroleum Product ("CPP") cargos).

In the fourth quarter of 2021, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of November 10, 2021, the Company had fixed approximately 60% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the fourth quarter of 2021 at an average TCE rate of approximately $11,400 per day.

Drydocking

The Company had 80 drydock days (including repositioning) in the third quarter of 2021. The Company expects to have no drydock days in the fourth quarter of 2021.

Capital Allocation Policy

Consistent with the Company's capital allocation policy, the Company is not declaring a dividend, in respect of its common shares, for the third quarter of 2021.

Financing

In September 2021, the Company extended its sustainability-linked finance facility with ABN AMRO for a further year until June 2023; the facility was originally completed in July 2020 on a two-year term and contains a pricing adjustment feature linked to the Company's performance on carbon emission reduction and other environmental and social initiatives. The facility's performance targets for carbon emission reduction align with the International Maritime Organization's targets for GHG emissions reduction. The facility reflects Ardmore's current strong performance on Environmental Social and Governance ("ESG") initiatives, including (a) carbon emission levels which significantly outperform the targets set out under the Poseidon Principles, (a global framework for responsible ship finance to help incentivize decarbonization in the shipping industry) and (b) having a very diverse organization with employees representing 10 nationalities and of which 59% are female. The pricing structure in the facility will reward the Company for maintaining its carbon emission reduction trajectory and overall performance on ESG.

Chartered-in Vessel

In July 2021, the Company extended an agreement to time charter-in a 2010 Japanese-built MR product tanker for one year at a net rate of $11,500 per day, plus a one-year extension option.

Investments: e1 Marine and Element 1 Corp

In October, e1 Marine (the Company owns 33% of e1 Marine) completed its first sale of a hydrogen generator to a leading US based global marine engine manufacturer for a pilot project. The sale is on profitable terms and expected to lead to a commercial licensing agreement for e1 Marine. In addition, Element 1 Corp. (the Company owns 10% of Element 1 Corp.) is entering into a joint research agreement with Aramco Americas to apply a carbon capture system to Element 1's hydrogen generator.

COVID-19

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where Ardmore conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic has resulted and may continue to result in a significant decline in global demand for refined oil products. As Ardmore's business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo Ardmore transports could adversely affect demand for its vessels and services. The extent to which the pandemic may impact Ardmore's results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the virus and of its variants and the level of the effectiveness and delivery of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact on the Company cannot be made at this time.

Results for the three months ended September 30, 2021 and 2020

The Company reported a net loss of $12.8 million for the three months ended September 30, 2021, or $0.37 loss per basic and diluted share, as compared to a net loss of $6.6 million, or $0.20 loss per basic and diluted share for the three months ended September 30, 2020. The Company reported EBITDA (see Non-GAAP Measures section) of $1.3 million for the three months ended September 30, 2021, as compared to $7.2 million for the three months ended September 30, 2020.

Results for the nine months ended September 30, 2021 and 2020

The Company reported a net loss of $29.5 million for the nine months ended September 30, 2021, or $0.88 loss per basic and diluted share, as compared to net income of $13.5 million, or $0.41 basic and $0.40 diluted earnings per share for the nine months ended September 30, 2020. The Company reported EBITDA (see Non-GAAP Measures section) of $11.2 million for the nine months ended September 30, 2021.

The Company reported an Adjusted loss (see Non–GAAP Measures section) of $29.0 million for the nine months ended September 30, 2021, or $0.86 Adjusted loss per basic and diluted share, as compared to Adjusted earnings of $13.6 million, or $0.41 Adjusted earnings per basic and diluted share, for the nine months ended September 30, 2020.

Management's Discussion and Analysis of Financial Results for the three months ended September 30, 2021 and 2020

Revenue. Revenue for the three months ended September 30, 2021 was $47.2 million, an increase of $2.0 million from $45.2 million for the three months ended September 30, 2020.

The Company's average number of operating vessels increased to 27 for the three months ended September 30, 2021, from 25.5 for the three months ended September 30, 2020.

The Company had 4 product tankers employed under time charters as at September 30, 2021, compared with none as at September 30, 2020. Revenue days derived from time charters were 362 for the three months ended September 30, 2021, as compared to none for the three months ended September 30, 2020. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $5.0 million.

The Company had 2,024 spot revenue days for the three months ended September 30, 2021, as compared to 2,334 for the three months ended September 30, 2020. The Company had 23 and 26 vessels employed directly in the spot market as of September 30, 2021 and 2020, respectively. The decrease in spot revenue days resulted in a decrease in revenue of $6.0 million, while changes in spot rates resulted in an increase in revenue of $2.8 million for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020.

Voyage Expenses. Voyage expenses were $23.1 million for the three months ended September 30, 2021, an increase of $6.3 million from $16.8 million for the three months ended September 30, 2020. Voyage expenses increased primarily due to the increase in bunker prices resulting in an increase of $8.5 million, partially offset by a decrease in spot revenue days of $2.2 million for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020.

TCE Rate. The average TCE rate for the Company's fleet was $10,319 per day for the three months ended September 30, 2021, a decrease of $2,113 per day from $12,432 per day for the three months ended September 30, 2020. The decrease in average TCE rate was the result of lower spot rates for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days.

Vessel Operating Expenses. Vessel operating expenses were $15.5 million for the three months ended September 30, 2021, a decrease of $0.6 million from $16.1 million for the three months ended September 30, 2020. This decrease is due to the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,373 per vessel for the three months ended September 30, 2021, as compared to $6,714 per vessel for the three months ended September 30, 2020.

Charter Hire Costs. Charter hire costs were $2.3 million for the three months ended September 30, 2021, an increase of $2.1 million from $0.2 million for the three months ended September 30, 2020. Ardmore chartered-in one vessel in September 2020 and another in June 2021.

Depreciation. Depreciation expense for the three months ended September 30, 2021, was $8.0 million, consistent with $8.1 million for the three months ended September 30, 2020.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended September 30, 2021, was $1.1 million, a decrease of $0.6 million from $1.7 million for the three months ended September 30, 2020. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2021, were $4.3 million, an increase of $0.2 million from $4.1 million for the three months ended September 30, 2020.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore's chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2021, were $0.8 million, consistent with $0.8 million for the three months ended September 30, 2020.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended September 30, 2021, were $4.4 million, an increase of $0.4 million from $4.0 million for the three months ended September 30, 2020. Cash interest expense increased by $0.3 million to $3.9 million for the three months ended September 30, 2021, from $3.6 million for the three months ended September 30, 2020, primarily due to an increased average LIBOR during the three months ended September 30, 2021, as compared to the three months ended September 30, 2020. Amortization of deferred finance fees for the three months ended September 30, 2021 was $0.4 million, consistent with $0.4 million for the three months ended September 30, 2020.

Liquidity

As at September 30, 2021, the Company had $61.4 million in liquidity available, with cash and cash equivalents of $54.5 million (December 31, 2020: $58.4 million) and amounts available and undrawn under its revolving credit facilities of $6.9 million (December 31, 2020: $0.0 million). During the third quarter of 2021, the Company decreased the outstanding amounts under its revolving credit facilities through a $20.3 million repayment. The following debt and lease liabilities (net of deferred finance fees) were outstanding as at the dates indicated:

	As at
	September 30, 2021	December 31, 2020
Cash	$54,476,651	$58,365,330

Finance leases (net of sellers' credit)	228,660,086	194,824,384
Senior Debt	118,617,745	157,710,865
Revolving Credit Facilities	33,332,031	53,631,491
Total debt	380,609,862	406,166,740

Total net debt	$326,133,211	$347,801,410

Conference Call

The Company plans to have a conference call on November 10, 2021 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended September 30, 2021. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

  By dialing 844–492–3728 (U.S.) or 412–542–4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through November 17, 2021 at 877–344–7529 or 412–317–0088. Enter the passcode 10161121 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the Energy Transition Plan and completed its first projects under the ETP in June 2021.

Ardmore Shipping Corporation
Unaudited Interim Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars, except for shares)

	As at
	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	54,476,651	58,365,330
Receivables, net of allowance for bad debts of $0.8 million (2020: $0.5 million)	18,523,409	17,808,496
Prepaid expenses and other assets	3,161,888	3,683,910
Advances and deposits	3,779,031	2,516,646
Inventories	10,267,752	10,274,062
Vessel held for sale	—	9,895,000
Total current assets	90,208,731	102,543,444

Non-current assets
Investments and other assets, net	11,009,518	678,632
Vessels and vessel equipment, net	610,733,088	631,458,305
Deferred drydock expenditures, net	10,089,582	10,216,090
Advances for ballast water treatment systems	2,032,894	2,568,874
Amount receivable in respect of finance leases	2,880,000	2,880,000
Non-current portion of derivative assets	255,139	—
Operating lease, right-of-use asset	1,348,032	1,662,510
Total non-current assets	638,348,253	649,464,411

TOTAL ASSETS	728,556,984	752,007,855

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	7,929,529	9,125,321
Accrued expenses and other liabilities	12,378,288	11,233,767
Deferred revenue	1,364,185	—
Accrued interest on debt and finance leases	708,130	769,304
Current portion of long-term debt	15,076,992	22,456,396
Current portion of finance lease obligations	20,724,948	18,454,222
Current portion of derivative liabilities	402,469	397,418
Current portion of operating lease obligations	332,868	463,559
Total current liabilities	58,917,409	62,899,987

Non-current liabilities
Non-current portion of long-term debt	136,470,315	188,054,568
Non-current portion of finance lease obligations	210,815,138	179,250,162
Non-current portion of derivative liabilities	—	433,974
Non-current portion of operating lease obligations	790,420	1,034,218
Total non-current liabilities	348,075,873	368,772,922

TOTAL LIABILITIES	406,993,282	431,672,909

Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	23,041,348	—
Total preferred stock	23,041,348	—

Stockholders' equity
Common stock	363,839	352,067
Additional paid in capital	425,312,334	418,180,983
Accumulated other comprehensive loss	(151,159)	(729,135)
Treasury stock	(15,635,765)	(15,635,765)
Accumulated deficit	(111,366,895)	(81,833,204)
Total stockholders' equity	298,522,354	320,334,946

Total stockholders' equity and preferred stock	321,563,702	320,334,946

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	728,556,984	752,007,855

Ardmore Shipping Corporation
Unaudited Interim Condensed Consolidated Statements of Operations
(Expressed in U.S. Dollars, except for shares)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenue, net	47,199,860	45,206,271	140,025,232	178,332,280

Voyage expenses	(23,100,685)	(16,830,964)	(63,985,687)	(61,365,121)
Vessel operating expenses	(15,511,136)	(16,124,919)	(45,091,468)	(46,124,309)
Charter hire costs	(2,281,452)	(155,550)	(4,845,334)	(155,550)
Depreciation	(7,978,252)	(8,117,971)	(23,693,915)	(23,918,364)
Amortization of deferred drydock expenditures	(1,134,332)	(1,708,215)	(3,884,365)	(4,485,885)
General and administrative expenses
Corporate	(4,293,560)	(4,116,490)	(12,730,427)	(12,054,616)
Commercial and chartering	(750,472)	(791,220)	(2,197,189)	(2,546,319)
Unrealized (losses) / gains on derivatives	(25,394)	11,289	54,655	(88,003)
Interest expense and finance costs	(4,383,322)	(4,023,165)	(12,471,055)	(14,252,270)
Interest income	9,000	37,652	38,991	255,842
Loss on vessel held for sale	—	—	—	—
Loss on sale of vessels	—	—	—	—

(Loss) / income before taxes	(12,249,745)	(6,613,282)	(28,780,562)	13,597,685

Income tax	(44,792)	(19,715)	(136,006)	(128,478)

Net (loss) / income	(12,294,537)	(6,632,997)	(28,916,568)	13,469,207

Preferred dividend	(535,616)	—	(617,123)	—

Net (loss) / income attributable to common stockholders	(12,830,153)	(6,632,997)	(29,533,691)	13,469,207

(Loss) / earnings per share, basic	(0.37)	(0.20)	(0.88)	0.41
(Loss) / earnings per share, diluted	(0.37)	(0.20)	(0.88)	0.40

Adjusted (loss) / earnings (1)	(12,804,759)	(6,644,286)	(29,019,508)	13,557,210
Adjusted (loss) / earnings per share, basic	(0.37)	(0.20)	(0.86)	0.41
Adjusted (loss) / earnings per share, diluted	(0.37)	(0.20)	(0.86)	0.41

Weighted average number of shares outstanding, basic	34,363,884	33,285,255	33,720,853	33,243,493
Weighted average number of shares outstanding, diluted	34,363,884	33,285,255	33,720,853	33,426,412

_______________________
(1)

Adjusted (loss) / earnings is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section. Adjusted (loss) / earnings has been calculated as Earnings per share reported under US GAAP as adjusted for unrealized and realized gains and losses (see Non-GAAP Measures Section).

Ardmore Shipping Corporation
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

	Nine months ended
	September 30, 2021	September 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) / income	(28,916,568)	13,469,207
Adjustments to reconcile net (loss) / income to net cash (used in) / provided by operating activities:
Depreciation	23,693,915	23,918,364
Amortization of deferred drydock expenditures	3,884,365	4,485,885
Share-based compensation	1,823,123	2,437,422
Amortization of deferred finance fees	1,797,865	1,301,183
Unrealized (gains) / losses on derivatives	(54,655)	88,003
Foreign exchange	(60,011)	39,538
Deferred drydock expenditures	(4,948,073)	(4,535,473)
Changes in operating assets and liabilities:
Receivables	(714,913)	10,358,259
Prepaid expenses and other assets	522,022	323,816
Advances and deposits	(1,262,385)	1,232,291
Inventories	6,310	1,237,496
Accounts payable	(150,015)	(936,126)
Accrued expenses and other liabilities	812,594	(6,422,257)
Deferred revenue	1,364,185	—
Accrued interest on debt and finance leases	(104,187)	(81,654)
Net cash (used in) / provided by operating activities	(2,306,428)	46,915,954

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	9,895,000	—
Payments for acquisition of vessels and vessel equipment	(1,985,816)	(17,664,815)
Advances for ballast water treatment systems	(157,879)	(2,248,826)
Payments for other non-current assets	(80,308)	(121,425)
Payments for equity investments	(5,112,593)	—
Net cash provided by / (used in) investing activities	2,558,404	(20,035,066)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	—	7,801,248
Repayments of long-term debt	(60,254,615)	(12,579,795)
Proceeds from finance leases	49,000,000	—
Repayments of finance leases	(14,691,204)	(13,948,978)
Payments for deferred finance fees	(980,000)	—
Payment of dividend	—	(1,659,308)
Issuance of preferred stock, net	23,041,348	—
Payment of preferred dividend	(256,184)	—
Net cash used in financing activities	(4,140,655)	(20,386,833)

Net (decrease) / increase in cash and cash equivalents	(3,888,679)	6,494,055

Cash and cash equivalents at the beginning of the year	58,365,330	51,723,107

Cash and cash equivalents at the end of the period	54,476,651	58,217,162

Ardmore Shipping Corporation
Unaudited Other Operating Data
(Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
EBITDA (1)	1,262,555	7,187,128	11,175,127	56,086,365

AVERAGE DAILY DATA

MR Tankers Eco-Design Spot TCE per day (2)	10,281	13,036	10,900	18,040

Fleet TCE per day (2)	10,319	12,432	11,153	17,224

Fleet operating expenses per day (3)	5,922	6,257	5,909	6,052
Technical management fees per day (4)	451	457	461	458
	6,373	6,714	6,370	6,510

MR Tankers Eco-Design
TCE per day (2)	11,051	13,036	11,462	18,040
Vessel operating expenses per day (5)	6,430	6,901	6,408	6,520

MR Tankers Eco-Mod
TCE per day (2)	10,422	12,291	10,547	16,724
Vessel operating expenses per day (5)	6,233	6,770	6,357	6,604

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	8,400	11,037	10,882	15,442
Vessel operating expenses per day (5)	6,325	6,205	6,285	6,420

FLEET
Average number of owned operating vessels	25.0	25.5	25.0	25.2
_______________________
(1)	EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable U.S. GAAP measure under the "Non-GAAP Measures" section.
(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues (revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company's possession less off-hire days generally associated with drydocking or repairs, and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to upgradings and enhancements or other non-routine expenditures which were expensed during the period.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation
Fleet Details at September 30, 2021
(Expressed in Millions of U.S. Dollars, other than per share amount)

						Estimated Resale	Estimated
						Newbuilding	Depreciated
					Eco	Price (1)	Replacement
Vessel	IMO	Built	Country	DWT	Specification	September 30, 2021	Value (2)
Seavaliant	IMO2/3	Feb–13	S. Korea	49,998	Eco-Design	$38.00	$26.05
Seaventure	IMO2/3	Jun–13	S. Korea	49,998	Eco-Design	$38.00	$26.43
Seavantage	IMO2/3	Jan–14	S. Korea	49,997	Eco-Design	$38.00	$27.28
Seavanguard	IMO2/3	Feb–14	S. Korea	49,998	Eco-Design	$38.00	$27.38
Sealion	IMO2/3	May–15	S. Korea	49,999	Eco-Design	$38.00	$29.17
Seafox	IMO2/3	Jun–15	S. Korea	49,999	Eco-Design	$38.00	$29.28
Seawolf	IMO2/3	Aug–15	S. Korea	49,999	Eco-Design	$38.00	$29.47
Seahawk	IMO2/3	Nov–15	S. Korea	49,999	Eco-Design	$38.00	$29.77
Endeavour	IMO2/3	Jul–13	S. Korea	49,997	Eco-Design	$38.00	$26.60
Enterprise	IMO2/3	Sep–13	S. Korea	49,453	Eco-Design	$38.00	$26.82
Endurance	IMO2/3	Dec–13	S. Korea	49,466	Eco-Design	$38.00	$27.14
Encounter	IMO2/3	Jan–14	S. Korea	49,494	Eco-Design	$38.00	$27.21
Explorer	IMO2/3	Jan–14	S. Korea	49,478	Eco-Design	$38.00	$27.31
Exporter	IMO2/3	Feb–14	S. Korea	49,466	Eco-Design	$38.00	$27.41
Engineer	IMO2/3	Mar–14	S. Korea	49,420	Eco-Design	$38.00	$27.51
Sealeader	IMO3	Jun–08	Japan	47,451	Eco-Mod	$38.00	$19.17
Sealifter	IMO3	Aug–08	Japan	47,463	Eco-Mod	$38.00	$19.45
Sealancer	IMO3	Jul–08	Japan	47,472	Eco-Mod	$38.00	$19.29
Seafarer	IMO3	Jun–10	Japan	49,999	Eco-Mod	$38.00	$22.05
Dauntless	IMO2	Feb–15	S. Korea	37,764	Eco-Design	$35.00	$26.43
Defender	IMO2	Feb–15	S. Korea	37,791	Eco-Design	$35.00	$26.47
Cherokee	IMO2	Jan–15	Japan	25,215	Eco-Design	$31.50	$23.53
Cheyenne	IMO2	Mar–15	Japan	25,217	Eco-Design	$31.50	$23.79
Chinook	IMO2	Jul–15	Japan	25,217	Eco-Design	$31.50	$24.15
Chippewa	IMO2	Nov–15	Japan	25,217	Eco-Design	$31.50	$24.50
							$643.65

				Cash / Debt / Work. Cap / Other Assets			$(316.98)
				Total Asset Value (Assets) (3)			$326.67
				DRV / Share (3)(4)			$9.51

				Ardmore Commercial Management (5)			$19.13
				Total Asset Value (Assets & Commercial Management) (3)			$345.80
				DRV / Share (3)(4)			$10.06

				Investment in Element 1 Corp. / e1 Marine (6)			$10.43
				Total Asset Value (Assets, Commercial Management & Investments) (3)			$356.23
				DRV / Share (3)(4)(6)			$10.37
__________________________
1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at September 30, 2021.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $300 per tonne which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.

Depreciated Asset Value ("DRV") and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.

4.	DRV / Share calculated using 34,363,884 shares outstanding as at September 30, 2021.
5.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

6.	Valuation of investment in E1 Corp. and e1 Marine (a joint venture with E1 Corp and Maritime Partners, LLC, of which ASC owns 33%) are at cost.

CO2 Emissions Reporting (1)

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in 2019.

	Three months ended		Twelve months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Number of Owned & TC-In Vessels in Operation (at period end)	27	26	27	26
Fleet Average Age	8.3	7.3	8.3	7.3

CO2 Emissions Generated in Metric Tonnes	103,379	96,476	401,701	388,455
Distance Travelled (Miles)	395,221	353,024	1,512,609	1,424,169
Fuel Consumed in Metric Tonnes	32,684	30,477	126,754	122,929

Cargo Heating and Tank Cleaning Fuel Consumption
Fuel Consumed in Metric Tonnes	1,064	950	4,676	N/A
% of Total Fuel Consumed	3.25%	3.12%	3.69%	N/A

Annual Efficiency Ratio (AER) for the period (2)
Fleet	5.84g / tm	6.10g / tm	5.92g / tm	6.11g / tm
MR Eco-Design	5.47g / tm	5.81g / tm	5.67g / tm	5.78g / tm
MR Eco-Mod	6.15g / tm	6.31g / tm	6.11g / tm	6.21g / tm
Chemical	7.17g / tm	7.37g / tm	7.14g / tm	7.63g / tm

Energy Efficiency Operational Indicator (EEOI) for the period (3)
Fleet	12.07g / ctm	12.63g / ctm	12.75g / ctm	12.04g / tm
MR Eco-Design	11.55g / ctm	12.17g / ctm	12.87g / ctm	11.75g / tm
MR Eco-Mod	13.11g / ctm	13.36g / ctm	11.63g / ctm	12.01g / tm
Chemical	13.00g / ctm	13.55g / ctm	12.55g / ctm	13.10g / tm

Wind Force (% greater than 4 on BF)	45.90%	39.80%	47.81%	41.24%
% Idle Time (4)	5.07%	5.65%	5.79%	5.86%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

Ardmore is continuing to perform well on both AER and EEOI. Results vary quarter to quarter depending on various factors, primarily ship activity, ballast / laden ratio, cargo carried, weather, waiting time and time in port, however, the analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality.

From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4) will generally have a mitigating impact on the ability to optimize fuel consumption while idle time will impact ships metrics as they will still require power to run but will not be moving.

Overall Ardmore Shipping's carbon emissions for the trailing 12-month period increased 3.4% to 401,701 metric tonnes of CO2, in comparison to the same 12-month period from 2019 to 2020, mainly as a result of an increase in distance travelled. However, the fleet AER for the period decreased by 3.1% to 5.92 g / tm, from 6.11 g / tm, while the EEOI shows an increase of a 5.9% to 12.75 g / ctm, from 12.04 g / ctm.

Continued improvements are being achieved through a combination of technological advancements and operational optimization. In addition, Ardmore notes that its Chemical Tanker ratios are disproportionately impacted by cargo heating and tank cleaning; Ardmore will continue to refine the methodology and transparency in the components of fuel consumption in future reports.

_________________________________

[1] Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore's owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time.  AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometre as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

[2] Annual Efficiency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage ("DWT"). AER is reported in unit grams of CO2 per ton mile (gCO2/dwt nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles

[3] Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684

[4]Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed

Non-GAAP Measures
This press release describes EBITDA and Adjusted (loss) / earnings, which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, unrealized losses / (gains) on derivatives, taxes, depreciation and amortization. Adjusted (loss) / earnings excludes certain items from net (loss) / income, including gain or loss on sale of vessels, write-off of deferred finance fees and unrealized gains (losses) on derivatives because they are considered to be not representative of its operating performance.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA increases the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA and Adjusted (loss) / earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

	Three months ended		Nine months ended
Reconciliation of net (loss) / income to EBITDA	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net (loss) / income	(12,294,537)	(6,632,997)	(28,916,568)	13,469,207
Interest income	(9,000)	(37,652)	(38,991)	(255,842)
Interest expense and finance costs	4,383,322	4,023,165	12,471,055	14,252,270
Income tax	44,792	19,715	136,006	128,478
Unrealized losses / (gains) on derivatives	25,394	(11,289)	(54,655)	88,003
Depreciation	7,978,252	8,117,971	23,693,915	23,918,364
Amortization of deferred drydock expenditures	1,134,332	1,708,215	3,884,365	4,485,885
EBITDA	1,262,555	7,187,128	11,175,127	56,086,365

	Three months ended		Nine months ended
Reconciliation of net (loss) / income to Adjusted (loss) / earnings	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net (loss) / income attributable to common stockholders	(12,830,153)	(6,632,997)	(29,533,691)	13,469,207
Write-off of deferred finance fees	—	—	568,838	—
Unrealized losses / (gains) on derivatives	25,394	(11,289)	(54,655)	88,003
Adjusted (loss)/ earnings	(12,804,759)	(6,644,286)	(29,019,508)	13,557,210

Adjusted (loss) / earnings per share, basic	(0.37)	(0.20)	(0.86)	0.41
Adjusted (loss) / earnings per share, diluted	(0.37)	(0.20)	(0.86)	0.41

Weighted average number of shares outstanding, basic	34,363,884	33,285,255	33,720,853	33,243,493
Weighted average number of shares outstanding, diluted	34,363,884	33,285,255	33,720,853	33,426,412

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, the following statements: future operating or financial results; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future growth rates; expected oil demand recovery and future tankers rates, and factors that may affect such rates; the effect of the COVID-19 pandemic on the Company's business, financial condition and the results of operation; the Company's expectations regarding the timing and impact of economic recovery from the pandemic; expected employment of the Company's vessels during the fourth quarter of 2021; expected drydocking days in the fourth quarter of 2021; implementation of the Company's Energy Transition Plan; management's estimates of the Depreciated Replacement Value (DRV) of its vessels and of the value of the Company's commercial management and pooling business; trends in the Company's performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the shipping industry of performance measures for emissions and efficiency; and Element 1 Corp entering into a licensing agreement. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the amount of the world tanker fleet used for storage purposes; current expected spot rates compared with current and expected charter rates; the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; the effect of the COVID-19 pandemic on, among others, oil demand, the Company's business, financial condition and results of operation, including its liquidity; fluctuations in oil prices; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company's ability to charter vessels for all remaining revenue days during the fourth quarter of 2021 in the spot market; vessels breakdowns and instances of off-hire; the ability of Element 1 Corp to negotiate and enter into licensing agreements; the level and timing of adoption of the technology by participants in the marine industry; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20–F for the year ended December 31, 2020, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212–477–8438	Tel: 646–673–9701
Fax: 212–477–8636	Fax: 212–477–8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com